SIGNAL ADVANCE, INC.
2520 County Road 81
Rosharon, Texas 77583
December 11, 2013

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Amanda Ravitz


RE:  Signal Advance, Inc.
     Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (File No. 333-192374) as amended.

Dear Ms. Ravitz,

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Signal Advance, Inc., a Texas corporation, hereby requests that the effective date of the above-captioned Registration Statement on Form S-1, relating to the registration of 2,205,544 shares of common stock (no par value) of Signal Advance, Inc. (the "Registrant") be accelerated to December 13, 2013 at 5:00 p.m. central time or as soon thereafter as may be practicable.

The Company hereby acknowledges the following:

- should the Securities and Exchange Commission (the "Commission") or the Staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statements;

- the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statements; and

- the Issuer may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant understands that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statements. If you have any questions regarding the foregoing, please contact Chris M. Hymel, at (713) 510-7445.


With regards,

By:     /s/ Chris M. Hymel
        ------------------

Name:   Chris M. Hymel
Title:  President